Exhibit 99.1

CALL-NET ENTERPRISES INC.

ANNUAL INFORMATION FORM
(“AIF”)

Dated: March 24, 2004

2235 Sheppard Avenue East
Suite 1800
Toronto, Ontario
M2J 5G1

Tel: (416) 718-6400
Fax: (416) 718-6477

CORPORATE STRUCTURE

      Call-Net Enterprises Inc. (“Call-Net” or the “Company”) with its head office at 2235 Sheppard Avenue East, Atria II, Suite 1800, Toronto, Ontario M2J 5G1 is a holding company that conducts its telecommunications business primarily through its wholly-owned operating subsidiaries: Call-Net Communications Inc. (“CNCI”), Call-Net Technology Services Inc. (“CNTS”), Sprint Canada Inc. (“Sprint Canada”), AlternaCall Inc. (“AlternaCall”), and CNCS Inc. (“CNCS”). All of the aforementioned subsidiaries are either incorporated or amalgamated under the laws of Canada except for CNCS, which is incorporated under the laws of Delaware, USA. The registered and principal offices of Call-Net and the aforementioned Call-Net subsidiaries are located at 2235 Sheppard Avenue East, Suite 1800, Toronto, Ontario, Canada M2J 5G1, except that the address of the principal office of CNCS is 303 South Broadway, Suite 480, Tarrytown, New York, 10591. The Company operates out of leased facilities in 13 major centres in Canada, four in the United States and one in the United Kingdom. The Company also has switching centres in Vancouver, Calgary, Toronto and Montreal, and call centres in Montreal and Toronto. The Company has approximately 1,700 employees.

      The following chart illustrates the organizational structure of Call-Net and its wholly-owned operating subsidiaries, including their jurisdictions of incorporation:

GENERAL DEVELOPMENT OF THE BUSINESS

Introduction

      The Company, primarily through its wholly-owned subsidiary Sprint Canada, is one of Canada’s leading national communications solutions companies offering data, network solutions, online services, local access and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, the Company operates in 13 locations across Canada.

The Canadian Telecommunications Market

      The total telecommunications market in Canada is estimated to be approximately $34 billion, and may currently be segmented into long distance services, local services, wireless services and data services. Each of these market segments may be further divided into business and residential sub-segments.

(billions of Canadian dollars)	Business		Residential		Total
Canadian Telecommunications Market
Long distance services	3.1	16%	2.7	19%	5.8	17%
Local services	4.4	22%	4.1	29%	8.5	25%
Data services	9.1	46%	2.3	16%	11.4	34%
Wireless services	3.2	16%	4.9	35%	8.1	24%

TOTAL	19.8		14.0		33.8

      Call-Net, primarily through its wholly-owned subsidiary Sprint Canada, offers long distance, home phone, dial-up Internet, and now wireless services to residential customers in Canada’s largest metropolitan areas, and long distance, local, and data (including high speed Internet access) services to Canadian businesses and all levels of government. The Company estimates that it has approximately 3.1% of the Canadian long distance, data and local services markets and 2.4% of the total Canadian telecommunications market.

Call-Net Market Share Estimate	Business	Residential

Long distance services	10.2%	6.5%
Local services	0.8%	1.9%
Data services	2.0%	0.7%
Wireless services	0.0%	0.0%
Call-Net’s Share of Total Telecommunications Market Share	2.4%

Significant Developments — 2003

IP Enabled Solutions

      On September 24, 2003, Sprint Canada announced the launch of its IP Enabled Solutions, a portfolio of integrated access services. The new technology is designed to allow businesses to easily establish new Internet Protocol (“IP”) based services and to transition from existing networks to IP. For the first time in Canada, business customers will be able to inter-operate a disparate network designed for different purposes or networks acquired through mergers and acquisitions, as one seamless network, without the need for additional capital outlay. IP Enabled Solutions offer highly reliable and secure connectivity and provide the opportunity for ongoing cost savings and more efficient management of resources, enabling businesses to more effectively re-deploy their IT resources.

      Sprint Canada IP Enabled Solutions allow both asynchronous transfer mode (“ATM”) frame relay and customer provided equipment (“CPE”) based Virtual Private Network (“VPN”) networks to run on one seamless network. Furthermore, they offer business customers the flexibility to choose the most suitable access technology for connectivity to all sites from their head office, as well as to home and branch offices. Sprint Canada IP Enabled Solutions deliver the benefits of IP networking with a simple and reliable architecture, preserving a customer’s existing investment in its network while significantly enhancing network capabilities and bandwidth.

      Sprint Canada’s IP Enabled Solutions has become the lead product in the Company’s business services data portfolio. It is differentiated by its inherent flexibility, access options and support for emerging applications. While customer adoption in the mid-market range has been rapid, several large accounts, representing thousands of sites, are currently in the sales process.

      Organizations who find the service compelling include those for whom wide area networks have been too expensive, as well as those replacing legacy technologies such as Frame Relay with a more cost effective and flexible IP based solution.

      The service will be enhanced over the course of 2004 to include a North American offer, as well as multi protocol label switching (“MPLS”) support.

Share Offering

      On September 9, 2003, the Company completed a share offering of 10,000,000 Class B Non-Voting Shares at a price of $3.75 per share for gross proceeds of $37.5 million. The offering was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc., and included TD Securities Inc. and National Bank Financial Inc. On September 30, 2003, the Company announced that the underwriters of its public offering had exercised the over-allotment option granted to them. The underwriters purchased an additional 1,500,000 Class B Non-Voting Shares at a price of $3.75 per Class B Non-Voting Share for aggregate gross proceeds of $5.625 million bringing the total proceeds to $43.125 million. The over-allotment option exercise transaction was completed on October 2, 2003.

Securitization of Receivables

      On July 23, 2003, the Company announced that its wholly-owned subsidiary, Sprint Canada, entered into an agreement with a securitization trust, which is arm’s length to the Company, under which Sprint Canada is able to sell an interest in certain accounts receivable. The five-year agreement is expected to provide cash proceeds to Call-Net of up to $55.0 million. Under the terms of the securitization agreement, Sprint Canada will sell a co-ownership interest in the accounts receivable of domestically originated and cross-border accounts of its residential and enterprise business units in exchange for cash. On August 12, 2003, Call-Net sold a co-ownership interest in certain accounts receivable and received $10.0 million under the securitization agreement. On February 13, 2004, the Company sold additional receivables and received a further $33.7 million.

Wireless Services

      In June 2003, Sprint Canada entered into an agreement with Microcell Solutions Inc., a national provider of Personal Communications Services (“PCS”) under the Fido® brand to bring Canadian consumers a residential wireline-wireless bundled service. Under the terms of the agreement, Sprint Canada co-markets Fido service to current and potential home phone service customers across Canada in locations where Sprint Canada provides local service, including Vancouver, Calgary, Toronto, the National Capital Region, Montreal and several cities in Southern Ontario, representing a total area of four million residential households. Microcell provides technical support service and Sprint Canada provides sales, marketing, customer support, billing and payment processing services.

      Sales of the Fido wireless bundled with Sprint Canada local and long distance (“LD”) residential plans began in late August 2003. The time from concept development, through to launch was three months, and the total first year capital commitment was less than $3.0 million. The wireless bundle is a good example of the benefits of partnership with established operations in related categories. Such partnerships have the potential advantages of requiring an absolute minimum development time, capital commitment, and brand development, and permit instead a focus on the development of customer features and benefits.

      The Sprint Canada wireless-wireline bundle is targeted at young, suburban families who are purchasing their first cell phones and at those families desiring to add a second or third wireless phone to their existing sets. Customers experience significant monthly savings over the cost of buying the lines separately, additional savings from wireless long distance plans priced at the same rates as wireline long distance plans, the convenience of a single call centre agent to resolve all customer needs, and the simplicity of one monthly statement for up to five lines of each type. Customers can also add The Most™ Online (“TMO”) residential Internet services to this offering for a four part bundle. Sprint Canada customers enter into a two-year contract for the bundle and early indications are that this is having a positive impact in reducing Sprint Canada churn.

Significant Developments — 2001-2002

Plan of Arrangement

      On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S.$377.0 million of new 10.625% Secured Notes due 2008, U.S.$81.9 million in cash, and 80% of the equity in the recapitalized company. The Company’s existing shareholders retained 20% of the re-capitalized equity. As part of the Plan of Arrangement the new Common Shares and new Class B Non-Voting Shares were immediately consolidated on a one for 20 basis.

      Simultaneous with the announcement of the Plan of Arrangement, the Company announced an agreement in principle with Sprint Communications Company L.P. (“Sprint”) to enter into a new 10 year branding and technology services agreement (see “The New Sprint Agreement” below). Sprint also committed to invest $25.0 million to purchase a 5% equity interest in the Company after the implementation of the Plan of Arrangement. The Sprint Agreement became effective as of April 1, 2002.

      On April 3, 2002, the Company’s debt holders and shareholders voted overwhelmingly in favour of the Plan of Arrangement and related resolutions at two separate meetings. More than 97% of votes cast by debt holders and more than 98% of votes cast by shareholders were in favour of the Plan of Arrangement. On April 5, 2002, a Final Order of the Ontario Superior Court of Justice was received to implement the Plan of Arrangement effective April 10, 2002. On April 15, 2002, the Company’s Common and Class B Non-Voting Shares began trading on the Toronto Stock Exchange under the symbols FON and FON.B, respectively.

Various 360networks Inc. Fibre Transactions

      In August 2000, the Company announced that it had signed agreements with 360networks Inc. and its affiliates (“360networks”) that included the sale/indefeasible right of use (“IRU”) of excess dark fibre in Canada and the United States; the purchase/ IRU of local access fibre and other long-haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from 360networks over the next five years. This transaction was valued at approximately $241.0 million.

      In June 2001, the Company and 360networks entered into a Supplemental and Amending Agreement in which, among other things, 360networks was released from the obligation to purchase certain fibre routes originally included in the August 2000 360networks fibre transaction and received a purchase price differential payment of $1.5 million. In exchange, the Company was released from its obligation to purchase from and/or sign IRU agreements with 360networks for a fibre route originally included in the August 2000 360networks fibre transaction described above and certain of the Company’s future commitments to purchase services from 360networks were adjusted.

      In September 2002, the Company entered into a Global Settlement Agreement with 360networks and 360networks’ former parent company, Ledcor Industries Limited, (“Ledcor”) in which, among other things, 360networks and Ledcor paid the Company U.S.$2.5 million to be released from their obligations to the Company to make certain right-of-way payments and deliver certain fibre routes. The Company and 360networks also terminated an escrow agreement resulting in the Company’s receipt of an additional $1.7 million. Among other things, the Company: (a) paid 360networks U.S.$600,000 for the delivery of a certain fibre route; and (b) committed to purchase U.S.$8.0 million in products and services from 360networks and affiliates between September 2002 and December 2005.

Closing of ascenda Inc. Business Unit

      In September 2001, the Company elected to close the business operations of ascenda Inc., a wholly-owned subsidiary of Call-Net created to enter into the Application Solutions Provider (“ASP”) business market. This closure, which resulted in a $18.6 million write-down of capital assets and a charge of a $2.6 million for severance and contract termination costs, was a result of the Company’s decision to focus on the profitable deployment of capital resources in core operations.

The Sprint Alliance

      Sprint is a global integrated communications provider serving more than 26 million customers in over 100 countries. With approximately 67,000 employees worldwide and over U.S.$26 billion in annual revenues in 2003, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fibre-optic network and an award-winning Tier 1 Internet backbone. Sprint provides local communications services in 39 states and the District of Columbia and operates the largest 100-percent digital, nationwide PCS wireless network in the United States. For more information, visit www.sprint.com.

      The Company has been part of an alliance with Sprint since October 1993 whereby the Company received exclusive Canadian rights to Sprint’s technology (including enhancements, modifications and additions), products and trademarks used in Sprint’s long distance business, and non-exclusive rights relating to Sprint’s global network services for the purposes of marketing and deploying long distance services in Canada (the “Sprint Alliance”).

      The Company’s long distance services network has been substantially integrated with that of Sprint to provide a seamless North American network for customers. This integration included installation of the Sprint custom Northern Telecom DMS-250 operating software on the Company’s switches in Canada, interconnection of facilities at the Canada/ United States border and the installation of the Sprint Intelligent Network capabilities. The Company introduced key products in both the business and residential long distance services market segments using the Sprint® brand name.

      The Sprint Alliance has been superseded by the new Sprint Agreement.

The New Sprint Agreement

      On January 24, 2002, the Company signed a letter of intent with Sprint, agreeing in principle to a new set of terms for the alliance between the two companies in Canada. A final agreement between the Company and Sprint was one of the conditions for completing the Plan of Arrangement. The new Technology and Service Provisioning Agreement (the “Sprint Agreement”) between the Company and Sprint came into effect on April 1, 2002, replacing the old Sprint Alliance.

      The Sprint Agreement provides for the terms upon which Sprint will provide branding, technology and know-how components for certain Licensed Services in Canada. These Licensed Services are composed of services offered by the Company as of the effective date of the Sprint Agreement, as well as Licensable Services for which the Company must provide a framework for implementation to Sprint, which, upon approval by Sprint based on certain objective criteria, becomes a Licensed Service. The following is a summary of the key terms that are included in the Sprint Agreement.

      The term of the Sprint Agreement will be for a period of 10 years from April 1, 2002.

      Licensed and Licensable Services include long distance, Internet access, Internet transport, Internet value-added services, data transport, network management, hosting services, local exchange and other similar future products and services. In connection with the provisioning of these services, the Company can request that Sprint provide certain functional services at incremental cost plus a pre-established mark-up and consulting services at a cost to be determined by Call-Net and Sprint. Wireless information, satellite and similar services are not included under the Sprint Agreement; however, in the event that Sprint desires to provide these services in Canada, Call-Net has a right of first refusal, provided that Call-Net can fulfil certain objective criteria. Further, Call-Net can proactively request to be able to offer such services utilizing Sprint branding and/or technology and know-how, which request will be granted provided that Call-Net can fulfil certain objective criteria. Call-Net pays all incremental costs of adapting Sprint products and services to the Canadian market.

      Call-Net continues to have exclusive use of the Sprint® brand in Canada for the Licensed Services. Call-Net also has the right (as well as the obligation) to apply certain Sprint® product “brands” to Licensed Services, provided that Call-Net’s product or service is substantially similar to that of Sprint from the perspective of the customer. Generally, Call-Net is required to create such seamlessness among Licensed Services going forward, with limited exceptions. Call-Net’s license with respect to Sprint technology and know-how is non-exclusive. However, Sprint has agreed not to license to material competitors of Call-Net in Canada unless similar licenses are also simultaneously offered in the United States. Sprint will also endeavour to share technology and know-how with Call-Net simultaneously with its implementation in the United States in order to facilitate more synchronized product launches.

      Call-Net and Sprint have also agreed to jointly pursue multi-national customers. A significant opportunity exists to leverage the combined assets of Call-Net and Sprint for mutual benefit, particularly to provide seamless telecommunication services to large corporate and multi-national accounts. By leveraging a combined portfolio of existing Call-Net and Sprint products and services, the Company’s sales force can focus its efforts on selected segments and shared multi-national accounts located in Canada, offering them a seamless North American product solution. Sprint’s buying power, product sets and future product development, will assist Call-Net’s ability to continue to compete effectively in the large business market segment.

      In addition, Call-Net and Sprint have agreed to treat each other with “preferred partner” status. Subject to certain exceptions, where, in connection with offering Licensed Services in Canada, Call-Net must procure complementary services outside of the country, Sprint has a right of first refusal on such business. Call-Net has a corresponding right of first refusal for services that Sprint must procure in Canada.

      In connection with the granting of the technology license and the trademark license, Call-Net will pay a royalty to Sprint during the first five years of the agreement of 2.5% of Call-Net’s consolidated gross revenue, following which the rate will be reduced to 2.0%. There are limited exclusions to the application of the royalty, such as revenue for services provided to Sprint and non-Sprint-branded, non-telecommunications revenue.

      The Sprint Agreement provides that it can be terminated in a variety of circumstances, including during the 180-day period following a change of control of either party. Transition periods will apply prior to any requirement of Call-Net to entirely cease using the Sprint trademarks and/or technology and know-how, including a stipulated transition during the final two years of the term.

Acquisitions

Acquisition of eForce

      On July 15, 2003, Call-Net’s wholly-owned subsidiary AlternaCall completed the acquisition of certain assets of Mosaic Performance Solutions Canada (“MPS Canada”), a private label consumer services company, from Mosaic Group Inc. (which was restructuring under the Companies’ Creditors Arrangement Act (Canada) and United States Bankruptcy Code Chapter 11). The purchase price for the assets was $19.7 million including working capital. MPS Canada, renamed eForce, a division of AlternaCall, resells long distance service through consumer services companies who wish to complement their own product offerings to their existing customers. In addition, MPS Canada pioneered the rate and compare billing technology that automatically selects the lowest long distance rates matched to a customer’s calling patterns.

Acquisition of Time iCR Inc.

      In September 2002, Call-Net acquired a 75% interest in Time iCR Inc., a provider of customized, managed and hosted call processing solutions. Time iCR develops enhanced Interactive Voice Response (“IVR”) applications for large call centre operations throughout Canada. Call-Net and Time iCR are jointly marketing a bundled offer into the major account market which includes Sprint Canada’s toll-free services and Time iCR’s IVR applications. In December 2003, Call-Net gave notice of its intention to exercise its option to acquire the remaining 25% interest of Time iCR. As a result, Time iCR became a wholly-owned subsidiary of Call-Net in February 2004.

BUSINESS DESCRIPTION

General

      Over the past three years, the Company has been migrating its business away from its dependence on revenue from the long distance services market and into the market for the provision of local, or home phone, service.

Revenue Breakdown	2003	2002	2001

Long distance service revenue	61%	63%	67%
Local service revenue	14%	9%	3%
Data service revenue	25%	28%	30%
Wireless service revenue	0%	0%	0%

Total	100%	100%	100%

Operating Strategy

      Primarily through Sprint Canada, Call-Net is one of Canada’s leading national facilities based provider of local access, long distance, and data/ Internet services to Canadian consumers and businesses. The Company plans to increase revenue by attaining a substantial share of the residential market and by exploiting niche markets focusing on small to medium enterprises (“SME”) and multi-national corporations (“MNC”) with differentiated products. Leveraging its existing network and customer base, Call-Net focuses its investments and resources on customers situated within its “on-net” areas or geographic footprint. This on-net based strategy allows Call-Net to grow local customers and revenue while maintaining cash flow self-sufficiency.

      In 2003, Call-Net invested $44.1 million in capital assets in support of its strategy, as compared to $78.4 million in 2002. The 2003 investment program covered expanding the capacity and increasing the capabilities of the Company’s network to support its products and services; improving operational support systems; introducing new products such as the wireline-wireless bundle and IP-enabled services; and implementing customer related solutions. In 2002, Call-Net’s capital program was targeted at the addition of 34 new co-locations in areas contiguous to the co-location sites already in place and to enter the local services market in Ottawa, and in the purchase and installation of asymmetrical digital subscriber line (“ADSL”) equipment in 50 co-location sites. In 2004, Call-Net plans to deploy at least 14 new co-locations to extend its addressable market to 4.3 million residential and 2.8 million business lines.

      Within its geographic footprint, Call-Net is targeting residential, small office home office (“SOHO”) and SME business customers. It plans to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles include a combination of local services, long distance services and data/ Internet services, including ADSL for business customers.

      With regard to larger enterprises, the Company’s focus is on providing voice, data, and IP Enabled Solutions to Canadian enterprise customers in specific market segments. Sprint Canada is uniquely positioned to service enterprise customers with North American and global networking requirements based on the long-term technology and business partnership with Sprint. In this marketplace, Sprint and Sprint Canada stand alone as the only branded North American solution with a long-term partnership in place and working — a significant advantage for North American based multi-national corporations. In order to leverage its position in this market, the Company is expanding its existing product suite for larger business customers with advanced IP Enabled Solutions and value-added services developed by Sprint. Call-Net’s goal is to provide ubiquitous and seamless North American telecommunication solutions to its large Canadian customers and American companies with operations in Canada.

      For the broader enterprise market segment, Call-Net is focused on niches, such as the contact centre market and has developed innovative solutions for customers with sophisticated contact centre requirements. Call-Net’s voice portfolio now includes new capabilities such as speech recognition, professional services, and other value added solutions along with network services to provide integrated solutions for customers.

      Telecommunications is a business with very high capital and fixed costs. There are also significant servicing costs associated with each customer, particularly in the residential market. Furthermore, the cost associated with “churn” (the movement of a customer from one telecommunications provider to another) has been a major issue in respect of long distance voice customers. Call-Net’s geographic focus and bundled product strategy addresses these key economic issues. By concentrating investment in areas where the Company already has a significant customer base, the incremental return on capital deployed is expected to be attractive and the payback period shortened. The Company’s experience indicates that churn is substantially reduced when local service is bundled with other products. In addition, the net profit per customer for bundled telecommunications offerings, after provisioning and customer care costs, is higher than that for a stand-alone long distance customer. A geographic approach also enables Call-Net to sell additional features to local customers that, on an incremental basis, produce relatively high profit margins.

      A geographic focus also improves revenue opportunities from large business customers by reducing the cost structure and enhancing the competitiveness of Call-Net’s data network solutions. This allows the Company to focus investment in areas that support both residential and business customers while focusing the organization on selling to the right accounts.

Call-Net’s Network

      To provide local service, Call-Net co-locates its equipment in the switch centres of the Incumbent Local Exchange Carriers (“Incumbents” or “ILECs”). At December 31, 2003, Call-Net was active in 134 co-locations in 25 municipalities in five of Canada’s most populous urban areas around Vancouver, Calgary,

Toronto, Ottawa, and Montreal. In Montreal and Vancouver these co-locations are connected to Call-Net’s local switches by metro area fibre networks (“MANs”).

      In addition to operating a national Cisco Internet protocol (“IP”) network in Canada, Call-Net operates a North American transcontinental fibre optic network extending over 14,000 route kilometres (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. In Canada, the network extends from Victoria in the West to Quebec City in the East. Call-Net is seamlessly interconnected to the network of Sprint through multiple interconnection points across the Canada/ U.S. border. The Company’s network extends into the United States from Vancouver south to Seattle in the West, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee, Chicago and Detroit in the mid-West and from Buffalo to Albany to New York City in the East. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre indefeasible right of use (“IRU”).

      The Company has some excess fibre capacity in the United States and/or Canada. Network assets held for resale include 4,235 route kilometres (2,646 route miles), primarily in the United States. The value of these assets was written down to nil in 2002 because of the uncertainty of the value and the ability of the Company to dispose of these assets.

      Call-Net’s network is characterized by:

•	Advanced technology. Call-Net has installed state-of-the-art switching technology and advanced fibre optic cable and electronic equipment offering Dense Wave Division Multiplexing (“DWDM”) and SONET ring protection. The Company has an advanced network management system that gives it the ability to monitor network performance, access and utilization. The network is capable of high capacity transmission utilizing OC-48 and OC-192 technologies;

•	High security and reliability. Call-Net’s fibre optic network features physical route diversity with SONET protection thereby offering superior security and reliability due to its bi-directional SONET ring architecture (a “self-healing” system that allows for instantaneous rerouting, virtually eliminating downtime in the event of a fibre cut); and

•	Additional capacity and flexibility. Call-Net has generally installed more fibre optic capacity than it expects to need for its own use. This will allow the Company to generate revenue from the sale of capacity to others or to increase the size and breadth of its network by swapping excess fibre for capacity on other routes.

      Management believes that the Company’s fibre optic telecommunications network provides many benefits. First, the availability of a low cost, high capacity transmission source enables the Company to maintain low per unit carrier costs. Second, by having control over its network platform and infrastructure, the Company is able to design custom product offerings. Third, the Company has additional low cost network transmission capacity available to support data services products with high bandwidth requirements such as ATM.

      Call-Net has a data networking infrastructure that provides IP, frame relay, and ATM services to Canadian businesses and consumers. Data networking equipment deployments are concentrated in the major switching facilities located in Toronto, Montreal, Calgary, and Vancouver. Smaller aggregation nodes are located in Halifax, Ottawa, Chicago, New York, Kitchener, Winnipeg and Quebec City. The IP, frame relay, and ATM services offer high availability as a result of the mated pair architecture of core network elements, multiple egress routes, and the use of SONET transport facilities for all on and off-net trunk routes. The fibre optic network is leveraged to extend on-net coverage for data networking products. Agreements with other carriers extend the product reach globally.

      The Company operates digital switching centres located throughout North America including Vancouver, Calgary, Toronto, Montreal, Seattle, Buffalo and New York City. The Company has connected its network with the United Kingdom through international gateway switches in New York City and London, United Kingdom. In New York City, the Company has connected its international gateway switch with an international undersea cable (in which the Company purchased an IRU) to a Company-owned switch in the United Kingdom. The Company has received appropriate authorizations in the United States and the United Kingdom to allow it to provide services using these facilities.

      Call-Net offers local services through a hybrid carrier strategy. It has deployed its own scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, provided largely by other carriers. The Company has expanded certain of its existing switch sites to accommodate local network infrastructure. The Company has deployed Lucent 5ESS switches in Vancouver, Calgary, Toronto, and Montreal. The Company also offers symmetrical DSL (“SDSL”) and ADSL for the business market in those same areas by co-locating DSL equipment in 50 ILEC central offices.

Product/ Market Segments

Local and Long Distance Services

      Call-Net offers local and long distance services across Canada, primarily using the Sprint Canada® brand, to residential customers, and small, medium and large businesses. Large businesses include financial institutions and national retailers as well as other large users of telecommunications services, such as other telecommunications companies and various levels of government.

      The Company is well positioned to leverage its legacy long distance customer base to deliver more value-added services and bundled local access, long distance and data products.

      By optimizing the use of its existing capabilities, network and related assets, Sprint Canada has marketed profitable bundled products. It has continued its push into the residential local marketplace in 2003 by bundling local lines with innovative long distance service offerings and other products such as wireless. These bundled solutions provide the customer with local, long distance, wireless and Internet services all on one bill, offering a seamless communication solution.

Residential Long Distance Services

      In the residential stand-alone long distance market, efforts continue to be primarily aimed at adding customers bundled with local and other services to increase revenue per customer and total customer life through reduced churn. The Company’s experience is that bundled customers generate approximately three times the revenue per month of stand-alone long distance customers, and churn at a much lower rate. Throughout the year in 2003, local residential bundled revenue grew in relation to stand-alone long distance revenue.

      Sprint Canada’s long distance rates are in the mid-market range, offering better value than the best published ILEC rates, and seeking to match prices from other resellers. Sprint Canada attempts to differentiate its offerings with bundled service values, and avoids direct competition with lower priced competitors such as dial-around and prepaid phone card companies.

      In 2003, the Company successfully developed a number of new plans available only to purchasers of home phone services. For example, Sprint Canada offers:

•	a Platinum five cent North American long distance plan, offering 24/7 Canada/ U.S. calling and reflecting customer tastes for a simplified scheme with a single price per minute in force all the time and trans-border transparency; and

•	a Total North America plan for $19.95 per month offering medium volume users the certainty of one monthly price without the need to watch the clock.

      In addition to traditional long distance services, the Company, through its wholly-owned subsidiary AlternaCall Inc., also offers “dial-around” services using a separate brand, Buck-a-Call™, or 101-55-66™. This product allows consumers to make low-priced long distance calls without having to switch from their existing long distance service provider.

Residential Local or Home Phone Service

      Sprint Canada entered the local services market in 1999 through an initial launch in Calgary, Alberta. By that year’s end the Company had introduced local services in several other metropolitan areas. The Company’s local service offering provided businesses, SOHO and residential consumers with a simplified rate structure, enhanced calling features, and consolidated billing.

      By December 31, 2003, the Company had a presence in 141 ILEC wire centres and was actively selling local services out of 134 wire centres, serving 25 municipalities in five major geographic centres, Vancouver, Calgary, Toronto, Ottawa and Montreal. Sprint Canada currently addresses some four million residential lines with residential home phone services, and in 2003 grew more than 65,000 net new lines to finish with 206,000 residential and SOHO customers.

      In customer service, process improvements in provisioning reduced the ILECs requirement for customers to be at home on the day of the telephone changeover from more than 25% of all activations to less than 10%. This not only saves significant activation costs, it also improves the customer experience. Improvements were also made on the sales and customer service fronts. Sprint Canada relies on a mixture of inbound customer sales calls in response to advertising, as well as direct outbound telemarketing for much of the total sales volume. Both of these, particularly inbound, have variable and unpredictable response rates for factors such as weather, offers and promotions, competitive activity and more. In 2003, a blended sales agent program was rolled out where agents are trained and equipped to “swing” between both types of selling, allowing matching of available sales agents to inbound sales demand, while using outbound telemarketing as an efficient buffer.

      Significant improvements were made to local customer churn in 2003, with churn dropping to less than 3% by the fourth quarter of 2003. There were many contributing factors to these improvements, beginning with enforcement of the 90 day (later extended to 365 day) “no winback” rule by the Canadian Radio-television and Telecommunications Commission (“CRTC”) (CRTC Telecom Decision 2002-73, and CRTC Telecom Decision 2004-4, respectively). Bundling local service with unique rate plans in long distance and wireless, together with standard two-year wireless customer contracts also reduced churn.

      The Company believes customers can satisfy most, if not all, of their telecommunications needs with Sprint Canada — providing them with value for money, a single point of contact, and one bill for all such services.

Business Local and Long Distance Services

      In 2003, local and long distance bundles played a key role in the success of the Company’s business solutions group. The Company’s value proposition behind these bundles — pricing, convenience of dealing with one provider, and accountability from a single organization — received positive response from both the large business and SME market segments.

      Value added features supporting Call-Net’s long distance services target its customers’ productivity requirements. Two of these features are Bill Analysis Software and Enhanced Voice Services (“EVS”). We believe that the Company continues to lead the Canadian market with its Bill Analysis Software capability. Customers can quickly allocate and monitor long distance usage and inbound calling trends through this Web based application. EVS provides high value voice applications on a hosted basis including hosted IVR and speech recognition capabilities. In addition, in the fall of 2003, Call-Net launched a “Do Not Call” service in reaction to U.S. legislation, benefiting Canadian and international call centres with campaigns calling U.S. consumers.

Residential Data Services

      The TMO dial-up Internet service continues to be a profitable niche in the residential portfolio, and valued by long distance customers living outside access zones of broadband, as well as urban dwellers with simple economical Internet access needs. An interface upgrade during the year added a number of new features for increased customer utility, improved graphic design to be more user-friendly and consistent with evolving Sprint standards.

      More than 25,000 new TMO customers were added during 2003, although a greater number — 44,000 — churned away in favour of high speed Internet offerings. An ever increasing portion of TMO customers are bundled with home phone service, reducing the monthly servicing costs, and also slowing churn from the remaining base. Dial-up Internet remains profitable, although the category is clearly in the mature life stage.

Business Data Services and IP Services

      The Company markets a full range of data and IP services, attractive to all business segments, for multi-site connectivity, remote access to corporate information resources and Internet access. Value-added services such as managed network services (“MNS”) and bundled applications such as video conferencing enable the Company to tailor solutions specifically to customers’ business needs.

      The Company’s data services portfolio includes: basic transport services such as digital private line, frame relay and ATM; data services such as transparent LAN services (“TLS”), IP VPN for remote access service and IP VPN for multi-site networks; and MNS such as router management and reporting, and frame relay management and reporting. The Company’s ADSL-based Internet access portfolio targets both the Internet service provider (“ISP”) market and the retail business market.

      The Company was first in Canada to launch remote access IP VPN and is now growing its business IP VPN portfolio to support hybrid networks, providing a migration path from established services such as frame relay to services based on IP. This is an important consideration for enterprises that are beginning to consider advanced applications on a converged wide area network.

      In 2003, with the launch of IP enablement, the Company began to focus on IP as a dominant networking solution. This technology allows our customers to leverage the benefits of IP technology through hybrid networks. The Company’s solution offers several advantages:

•	a single flexible network that encompasses a range of access types from xDSL to Ethernet allowing a customer to tailor a solution to precisely match the requirements of each site;

•	a migration path from our competitors’ legacy Frame Relay services, which delivers more bandwidth, more flexibility and a platform for emerging converged IP applications;

•	simplification of our Data Portfolio from disparate services to a single IP platform.

      In 2003, the Company expanded its North American data services portfolio in partnership with Sprint. This joint effort targets North American MNCs through a proposition that includes seamless technical interworking and account management, billing and contract options. The Company is unique in the Canadian market with a single branded cross border service and intends to further exploit this competitive advantage in 2004 by expanding the product offering.

Risk Factors

      The international telecommunications industry is changing rapidly due to deregulation, privatization, technological improvements, expansion of infrastructure and the globalization of the world’s economies. In order to compete effectively, the Company must adjust its contemplated plan of development to meet changing market conditions.

Operational Risks

      Operational risks inherent in executing Call-Net’s strategy include:

•	a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net’s revenue by approximately $88 million;

•	a continuing or accelerated erosion of Call-Net’s stand-alone residential long distance or dial-up Internet customer base. The average revenue per long distance customer is $308 per year and the average revenue per dial-up Internet customer is approximately $220 per year;

•	acquiring and retaining local customers at an economically viable cost;

•	competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;

•	profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;

•	hiring and retaining qualified management and staff;

•	maintaining and protecting the key assets of Call-Net, including both its network and the Sprint® brand from damage or loss;

•	Call-Net’s reliance on its agreement with Sprint in respect of its Sprint™ trademark as well as certain long distance and data services technology and know how;

•	Call-Net’s ability to execute its strategy depends on the effective implementation of its relationship with Sprint and on Sprint’s ability to overcome its own operational risks;

•	the adverse impacts of additional bankruptcies or insolvencies in the telecommunication sector impacting the results of Call-Net’s future revenue, as well as the immediate expense associated with bad debts; and

•	Call-Net’s reliance on other competitive carriers to access its customers or to deliver its data and voice traffic.

      Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

•	transitioning its marketing focus away from long distance and towards its local and data/ IP offerings;

•	launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of its marketing and advertising budget to promote its bundled local offering;

•	entering into an expanded technological agreement with Sprint to improve its access to new technology on a timely and cost-effective basis;

•	developing and sustaining a strong operational relationship with Sprint;

•	improving its demographic market information by obtaining information on the specific needs and wants of its target markets;

•	designing a competitive compensation package and training programs, as well as other human resource related strategies, to maintain Call-Net’s ability to hire and retain qualified management and staff; and

•	designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance.

      However, investors should recognize that a number of the operating risks are not within Call-Net’s control and such risks could adversely affect its financial condition and operating results.

Technology Risks

      One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline telephone by new technologies.

      Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service, but these preferences are not likely to challenge the prominence of the traditional wireline phone for many years, if at all. To benefit from the popularity of mobile phones as a second line, Call-Net introduced a bundled wireline-wireless service in 2003.

      A more recently cited threat to the standard wireline home telephone is telephone service over the Internet, commonly referred to as “voice over IP” (VoIP). This service is generally less reliable than the standard telephone or a mobile phone, though there may be potential cost savings for users. To meet the demands of those who want Internet telephony, Call-Net will introduce VoIP service for businesses and consumers in 2004.

      In the business market, there is a continuing shift from ATM and frame relay (two common data networks) to IP delivered through VPN services. This transition results in lower costs for both users and carriers. Call-Net is well positioned to benefit from this trend with one of the most advanced IP networking solutions available.

Financial Risks

      Availability of Capital Resources:   Call-Net currently has a significant risk associated with the level of debt on its consolidated balance sheet and the debt servicing costs associated with the debt. In spite of extinguishing $2.6 billion of debt by way of the Plan of Arrangement, if Call-Net’s plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may be required to limit the markets it enters and the degree to which it penetrates a particular market.

      Call-Net can give no assurance that such additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net’s financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net’s business plans, or limit its ability to make principal and interest payments on its indebtedness.

Currency Risk

      Call-Net’s revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2003, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2003 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $3.9 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net’s financial condition and operating results and its ability to meet its future payment obligations on its long-term debt.

Regulatory Risks

      Call-Net’s long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC’s stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC’s policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

      Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net’s operations and financial condition and operating results. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC’s decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.

Overview of the Regulation of Canadian Telecommunications Industry

The CRTC and Legislation

      The CRTC is an agency of the Canadian federal government charged under the Telecommunications Act with the regulation of companies, such as Call-Net, that offer telecommunications services crossing provincial or international borders and that own or operate transmission facilities. The Telecommunications Act requires that rates charged by carriers must be “just and reasonable” and that services must not be unjustly discriminatory or unduly preferential.

      Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless an order requiring such forbearance would be likely to unduly impair the establishment or continuance of a competitive market for those services.

      The Telecommunications Act also implements the Canadian government’s policy of promoting Canadian ownership and control of the country’s telecommunications infrastructure. Specifically, 80% of the voting shares of a carrier subject to the Telecommunications Act must be owned and controlled by Canadians. In the case of a company that wholly owns a carrier, not less than 66 2/3% of the voting shares of that company must be owned and controlled by Canadians. In addition, carriers may not “otherwise be controlled” by non-Canadians and not less than 80% of the board of directors of a company operating as a carrier must be Canadian. The Company must report to the CRTC annually with respect to its compliance with these foreign ownership requirements. Sprint owns approximately 6.67% of the equity of Call-Net. The Company believes that it is currently in compliance with such restrictions.

Canadian Regulatory Overview

      Competition in the long distance services and local services markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, Telecom Decision CRTC 94-19, and Telecom Decision CRTC 97-8. This last decision, along with certain other decisions issued concurrently or shortly after May 1, 1997 (collectively the “Local Decisions”), set out the terms and conditions for competitive entry into the market for local services. Three other key local decisions that impacted the Company’s local business plans were Telecom Decision CRTC 97-15, which enabled competitors to co-locate transmission equipment in the Incumbents’ local central switching offices, Telecom Decision CRTC 98-22, which established the rate that competitive local exchange carriers (“CLECs”) must pay to the Incumbents to lease the Incumbents’ unbundled local loops, and Telecom Decision CRTC 99-20, which modified one of the local loop price components set out in Telecom Decision CRTC 98-22 referred to above. Another key decision was Telecom Decision CRTC 2000-745, in which the CRTC ordered that the existing per-minute contribution regime be replaced by a revenue tax applicable to all telecommunications service providers (“TSPs”) in Canada effective January 1, 2001. This decision had far-reaching implications for all service providers in Canada. In May 2002, the CRTC issued Telecom Decision 2002-34 after completing its review of the price cap regulatory regime that it established for the ILECs in 1998. In Telecom Decision 2002-34, the Commission established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15% mark-up. Telecom Decision 2002-34 and associated follow-up proceedings had significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. Starting in late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limited the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthens the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrain the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76).

Long Distance Competition

      Telecom Decision 92-12 removed virtually all restrictions on resale in the Canadian public long distance voice market and established the terms and conditions for entry by service providers that own and operate their own transmission facilities (“Interexchange Carriers” or “IXCs”).

      In December 1997, the CRTC decided to forbear from regulating the Incumbents’ long distance services and most private line services, except on certain transmission routes on which there is no competitive supply of transmission facilities. However, if these services are bundled together with regulated services (e.g., local service), then the bundled package is required to be approved by the CRTC. The CRTC will not approve the bundle unless it passes an imputation test, namely that the bundled price is above the incremental cost of providing the forborne services plus the tariffed rate for any regulated service included in the offering. As such, although the forbearance from regulation of the Incumbents’ long distance rates has greatly increased the competitive pressure on the Company, the Incumbents are still prevented from using their local monopoly to create anti-competitive bundles that the Company and other IXCs cannot duplicate.

Local Competition

      Local competition is a relatively recent phenomenon in Canada. Through the Local Decisions, the CRTC set out the terms and conditions for competitive entry in the local services market. The decisions also address a number of technical and regulatory policy issues, some of which are discussed below.

      The ILECs were mandated to provide certain “essential facilities” (that is the monopoly controlled facilities needed by CLECs to provide local service that cannot be economically or technically duplicated by CLECs) to CLECs at the Incumbents’ incremental costs of providing that service plus a 25% mark-up. The mark-up was later reduced to 15% in Telecom Decision 2002-34. The CRTC also ordered the Incumbents to provide a number of other key services (including local loops in urban areas and transiting services) at essential facility rates until May 1, 2002. An example of such facility rates with particular importance to the Company were the rates for unbundled local loops established in Telecom Decision 98-22. In 1999, the CRTC released Telecom Decision CRTC 99-20, clarifying that the one-time charges set by the ILECs for order processing are to be applied on a per-loop (as opposed to a per-batch order) basis. The Company regarded this as an unfortunate decision, as it negatively impacted upon the ability of the Company to continue with its plans to enter the residential segment of the local services market on an economical basis. The Company therefore mounted an aggressive regulatory challenge to have the rates reduced by the CRTC. Consequently, in November 2001, the CRTC issued Telecom Decision 2001-694 which effectively reduced the one-time charges established in Telecom Decision 99-20, for a typical residential customer by 38% to 52%, and for a typical business customer by 32% to 47%.

      In the Local Decisions, the Incumbents were also mandated to provide co-location, a process by which competitors may place their transmission facilities in the Incumbents’ central offices, thereby allowing competitors such as the Company, to configure their networks in a more efficient manner. The CRTC ordered that, subject to space availability, both physical and virtual co-location must be provided to “Canadian carriers”, such as Call-Net, under a tariffed service or an interconnection agreement. Call-Net is now operating as a CLEC in the operating territories of the three largest Incumbents. In 2001, the CRTC released a series of decisions intended to minimize the CLECs’ capital and operating costs associated with co-location, as well as to improve their time-to-market by reducing ILECs’ co-location service delivery intervals.

      The remainder of the Local Decisions established that CLECs were to be treated as co-carriers with the Incumbents and that all local exchange carriers (“LECs”) have an equal right to obtain a subsidy to provide local service in high cost areas. This latter right is achieved through the portable subsidy regime. However, to date, virtually all portable subsidy payments continue to be paid to the Incumbents. The calculation of this portable subsidy is based on Incumbent costs and revenues and is paid from a central fund to all eligible LECs.

      Under the CRTC’s co-carrier rules, local traffic is to be exchanged between all LECs on a “bill and keep” basis, with payments only made from one LEC to another if there is a gross imbalance of traffic in one direction. The rates for imbalanced traffic are set by the CRTC. These rates, and other key local interconnection terms, continue to be regulated by the CRTC.

      The Local Decisions also established that each LEC must pay for its own cost to provide local number portability (“LNP”), a process by which a customer can change local providers but preserve their local phone number. LNP was rolled out across the country on a city-by-city basis.

      Although the Local Decisions established the framework for local competition, many of the details were left for the parties to work out. As such, the Local Decisions referred many of the implementation issues associated with the introduction of local services competition to a committee chaired by the CRTC and made up of a variety of industry stakeholders (“CISC”). The Company actively participates in a number of CISC-related working groups.

      One of the key aspects of the Company’s local business plan has been to base its roll-out of local services on local loops leased from the Incumbents at discounted rates mandated by the CRTC. In Telecom Decision 2001-238, the CRTC lowered unbundled local loop rates by approximately 30%. In Telecom Decision 2002-34, the CRTC further reduced the ILECs’ mark-up on unbundled loops and other essential and near-essential facilities from 25% to 15%.

      In late 2002, the CRTC issued a series of decisions that are intended to enforce competitive safeguards in the local exchange market in relation to the ILECs. These decisions limit the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthens the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrain the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76).

      During 2003, the CRTC continued to show its commitment to fostering competition in the local exchange market. In the Spring of 2003, the CRTC issued an interim order directing the ILECs to suspend all their promotions in the local exchange market indefinitely (Public Notice 2003-1-1). In the Summer of 2003, the CRTC granted an application by Call-Net requesting that the ILECs provide their ADSL-based retail high speed Internet services to Call-Net’s local exchange customers when requested (Telecom Decision 2003-49). In November 2003, the CRTC ordered the ILECs to implement a notification process whereby business line customers would be given adequate advance notification before their contracts auto-renew, and would be given an additional opportunity to terminate an auto-renewed contract, for example if they desire to switch to a competitor after their contract with the ILEC has auto-renewed (Telecom Decision 2003-85). In December 2003, the CRTC commenced a proceeding to establish a Price Floor mechanism for the ILECs’ regulated retail business and consumer services in order to eliminate or minimize anti-competitive pricing (Public Notice 2003-10). In January 2004, the CRTC extended the period during which the ILECs are prohibited from contacting Call-Net’s local customers for winback from 90 days to 12 months, and also directed the ILECs to implement certain measures to increase consumer awareness of local competition and the existence of competitive alternatives (Telecom Decision 2004-4). In another decision released also in January 2004, the CRTC directed the ILECs to unbundle certain components of their Ethernet services so that competitors can use them to provide their own retail Ethernet services (Telecom Decision 2004-5). The CRTC will initiate a proceeding to consider additional unbundling before the end of 2004.

      The CRTC has expressed in public statements as well as by several recent decisions, a renewed commitment to making local competition work in Canada. The CRTC has released a number of decisions that reduce CLECs’ carrier costs and other decisions that strengthen competitive safeguards in the market.

Canadian Regulation of International Traffic

      On January 1, 1999, the CRTC instituted a new regulatory regime for international telecommunications. Under this regime, any carrier that transports international telecommunications traffic over a Canadian border requires a Class A license from the CRTC. Any domestic carrier that originates or terminates, but does not carry over the border, international telecommunications traffic requires a Class B license from the CRTC. Both types of licensees are subject to minimal reporting requirements and are prevented from acting in an anti-competitive manner. The Company has obtained three Class B licenses (for Sprint Canada, Call-Net and AlternaCall) as well as one Class A license (for CNTS).

United States Regulatory Environment

      The Federal Communications Commission (“FCC”) is an independent agency of the United States (U.S.) federal government charged under the Communications Act of 1934, as amended, and the Telecommunications Act (U.S.) (collectively “the Communications Act”) with regulation of carriers providing interstate or international telecommunications services in the United States. The Communications Act requires that rates charged by long distance telephone companies must be “just and reasonable” and may not be unreasonably discriminatory or unduly preferential. Consumers or other carriers may file complaints with the FCC regarding any unjust or unreasonable practices by common carriers.

      Carriers seeking to provide international services must obtain authorization from the FCC pursuant to Section 214 of the Telecommunications Act (U.S.) prior to offering international services.

      Telecommunications services providers in the United States are also regulated at the state level by state public utilities commissions (“PUCs”) and/or other authorities. State regulations apply only to intra-state services, and not to international or inter-state services.

      The Company believes that it operates in full compliance with all rules, regulations and policies of the FCC, the state regulators, and other communications regulatory agencies in the United States. Some of these rules, regulations and policies are extremely complex, unclear and are rapidly changing. While the Company is making its best efforts to fully comply, it can give no assurance that the FCC or other agencies, and reviewing courts, will agree with its good faith interpretations of certain complex rules, regulations and policies. Moreover, as noted above, the Company can give no assurance that these rules, regulations and policies will not change in the future in a manner that would have a material adverse effect on the Company.

International Regulatory Environment

      The Company has obtained an International Facilities Licence (“IFL”) in the United Kingdom that allows it to operate as a facilities-based carrier or a reseller of international telecommunications. The Company will obtain other licenses to serve other foreign jurisdictions, as needed, if it expands its foreign operations.

      The Company does not have the same depth of experience in working with foreign regulators as it has with the CRTC, and such regulators are not familiar with the Company. Moreover, the Company is a foreign entity for such regulators. In addition, the Company’s United States and international expansion plans are premised on recent regulatory and political decisions to open markets up to competition. As a result, there can be no assurance that the regulatory climate in one or more of the jurisdictions in which the Company begins to compete will be or will continue to be favourable to new entrants such as the Company. Any change in policy or regulation could have a material adverse effect on the Company’s financial condition and operating results.

DIVIDEND POLICY

      Under the Indenture governing the Company’s 10.625% Secured Notes due in December 31, 2008, there are certain limitations and restrictions on the payment of dividends and corporate distributions. The Company has never paid dividends on any of its issued shares and does not currently contemplate paying dividends on any of its issued shares.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

      The authorized share capital of the Company consists of Common Shares, Class B Non-Voting Shares and Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that attach to the Common Shares, the Class B Non-Voting Shares and the Preferred Shares.

Common Shares

      The Company is authorized to issue an unlimited number of its Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of the shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders, at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares rank pari passu with the Class B Non-Voting Shares on a per share basis with respect to payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

      The Company is authorized to issue an unlimited number of Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting the Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in the following circumstances: (a) upon the provision by a Class B Shareholder of a Residency Declaration to the Company and the Transfer Agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act); (b) upon the Board of Directors, by resolution, allowing the conversion, from time to time, of such number of Class B Non-Voting Shares as will not, in the sole discretion of the Board of Directors, place the Company at risk of non-compliance with the foreign ownership restrictions of the Telecommunications Act, provided that such conversion right is made available on a pro rata basis to all Class B Shareholders; (c) upon a take-over bid being made for the Common Shares for the purposes of allowing the Class B Non-Voting Shares to tender to such bid; or (d) without restriction, upon the foreign ownership restrictions in the Telecommunications Act (Canada) being removed to the satisfaction of the Board of Directors. For the purposes of paragraph (b), the Board of Directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the Board of Directors shall only allow for such conversion if, at the time of conversion, at least 1% of the then outstanding Class B Non-Voting Shares can be converted. The Class B Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a winding up, dissolution or otherwise.

Preferred Shares

      The Company is authorized to issue an unlimited number of the Preferred Shares. As part of the consideration for entering into the Sprint Agreement, Sprint was issued one Preferred Share (for a value of $1.00) and is the first and only holder of Preferred Shares at December 31, 2003. The Preferred Shares are generally non-voting, except (i) as a class pursuant to any rights granted under the CBCA, (ii) as a class in respect of amendments to the minimum or maximum number of directors and (iii) with respect to the election of two directors. The Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares have no rights to dividends. The Preferred Shares have a priority right over all other classes of shares to receive a return of capital equal to $1.00 per Preferred Share upon the liquidation, dissolution or winding up of the Company. The Company may redeem all Preferred Shares for $1.00 per Preferred Share upon the sale, transfer or assignment of the Preferred Shares by the first holder to a third party that is not an affiliate of the first holder or the subsequent transfer by such affiliate, or any other affiliate of the first holder who from time to time holds the Preferred Shares, to a non-affiliate of the first holder, or upon any affiliate of the first holder who holds the Preferred Shares no longer being an affiliate of the first holder, or in the event that the Sprint Agreement is Terminated. “Terminated” for this purpose, means terminated for a reason other than the default of the Company, and where the termination of the agreement has been disputed by either party, the Sprint Agreement shall be deemed not to have been terminated until the parties agree that such termination shall have occurred or until the dispute has been resolved through a final, non-appealable decision.

Constraints

Compliance with the Telecommunications Act (Canada)

      To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act, for so long as the Telecommunications Act applies to the Company, the Company has the right, in addition to any other rights under the Telecommunications Act, to sell the Common Shares of a Common shareholder who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of the Company may refuse to issue a Common Share, or register the transfer of a Common Share, in a circumstance where to do so otherwise would result in the Company’s non-compliance with the foreign ownership restrictions of the Telecommunications Act.

Ratings

Secured Notes

      As at December 31, 2003, there was outstanding U.S.$299.5 million 10.625% Secured Notes due in 2008 issued pursuant to a note indenture (the “Indenture”) between Call-Net, CIBC Mellon Trust Company and The Bankers Trust Company (now Deutsche Bank Trust Company Americas) dated April 5, 2002. There was initially U.S.$377.0 million of Secured Notes issued under the Indenture. On September 26, 2002, the Company repurchased U.S.$77.5 million of Secured Notes. Subsequent to year-end, on March 2, 2004, the Company purchased for cancellation a further U.S.$76.4 million, leaving U.S.$223.1 million outstanding.

      The Company’s Secured Notes have received the following ratings:

Approved Rating Organization	Long Term Debt

Dominion Bond Rating Service Limited	B (low	)
Moody’s Investors Service	Caa3
Standard & Poor’s	B

      On July 24, 2003 the Dominion Bond Rating Service Limited (“DBRS”) rated the Company’s Secured Notes at B (low) with a Stable trend. DBRS’ rating scale consists of the following categories: AAA — Highest Credit Quality, AA — Superior Credit Quality, A — Satisfactory Credit Quality, BBB — Adequate Credit Quality, BB — Speculative, B — Highly Speculative, CCC, CC and C are all rated Very Highly Speculative. “High” and “Low” grades are used to indicate the relative standing within a particular rating. A B (low) rating is defined as highly speculative and there is a reasonably high level of uncertainty which exists as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

      In its rating considerations DBRS identifies the following strengths: (1) a recapitalized balance sheet with reasonable liquidity; (2) the benefits of the Sprint Agreement; (3) revenue growth through local/residential voice services; (4) by using a mixture of leased network elements (from the Incumbents) and its own facilities (cross-Canada and into the United States via Sprint) the Company has achieved a low capital intensity model that will not require significant amounts of future expenditures to maintain its current service offerings; (5) significant reduction in customer churn through bundling initiatives; and (6) because the Company has diversified itself by offering telecommunication services to the consumer, enterprise and wholesale segments, it is in a position to quickly focus its resources on any particular segment that becomes more economically viable.

      DBRS identifies the following challenges facing the Company: (1) competition from the Incumbents remains intense in all areas; (2) pricing pressure remains on long distance and data services; (3) continuing to shift its services mix from long distance to bundles; (4) limited financial flexibility limits revenue growth opportunities that require significant upfront costs; (5) demand from enterprise customers continues to be affected by the economic downturn with businesses delaying the switch to more advanced IP services from legacy technologies; and (6) the need for the Company to raise awareness of consumers about its residential local voice services.

      On December 1, 2003 Moody’s Investors Service (“Moody’s”) rated the Company’s Secured Notes at Caa3. Moody’s rating scale consists of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. The numbers 1, 2 and 3 are used to indicate the relative standing within a particular rating with 1 indicating a ranking at the higher end of the particular category, 2 indicating a mid-range ranking and 3 a ranking in the lower end of the category. Moody’s judges obligations rated as Caa to be of poor standing and subject to very high credit risk.

      In its review, Moody’s states that the rating is supported by factors such as the Company’s relationship with Sprint and associated brand recognition, and an improvement in free cash flow over the last several quarters. Moody’s believes that the Company’s rating is constrained by the following factors: (1) the Company’s small size; (2) its heavy reliance on the long distance segment; (3) Moody’s concern that it may not have a viable customer value proposition compared to the Incumbents; and (4) the Company’s relatively limited liquidity.

      On September 9, 2003 Standard & Poor’s affirmed its previous rating of “B” for the Company’s long term debt and at the same time the outlook was revised to negative from stable.

      Standard & Poor’s rating scheme consists of: AAA, AA, A, BBB, BB, B, CCC, CC and C. The “B” negative rating means that the obligor currently has the capacity to meet its financial commitments on its obligations. But adverse business, financial or economic conditions would likely impair capacity or willingness of the obligor to meet its financial commitments on the obligation.

      Standard & Poor’s points out that its negative outlook reflects its view that the Company will continue to be negatively affected by deterioration in the long distance market. The outlook also incorporates its view that the business plan is capital-constrained as the Company curtails expansion in local voice and data services. Standard & Poor’s is of the view that overall growth will continue to be constrained by a weak long distance and data service market which may be partially offset by an improving outlook for local telephony. It noted that there are no near-term debt maturities or risk of breach of covenants under the Secured Notes which provides the Company with some future flexibility.

      These ratings should be construed solely as statements of opinion by the respective rating organization and not statements of fact or recommendations to buy, sell or hold securities. The ratings may be subject to revision or withdrawal by the rating organization at any time.

MARKET FOR SECURITIES

Trading Price and Volume

      The outstanding common shares of the Company (the “Common Shares”) and Class B Non-Voting Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbols “FON” and “FON.B”, respectively.

FON — Monthly trading activity for 2003

Date	Open	High	Low	Close	Volume*

Dec	5.35	5.60	4.70	4.91	6,645
Nov	5.89	6.10	5.20	5.40	26,535
Oct	3.55	5.65	3.40	5.50	57,086
Sep	3.91	4.00	3.30	3.50	23,242
Aug	4.10	4.25	3.60	4.00	15,300
Jul	3.40	5.10	3.36	4.30	26,040
Jun	3.30	4.65	3.06	3.51	35,390
May	3.15	3.75	2.92	3.27	28,319
Apr	2.07	3.19	1.70	3.15	38,285
Mar	1.75	2.15	1.35	1.80	14,547
Feb	1.25	2.05	1.20	1.55	19,555
Jan	1.33	1.33	1.25	1.25	9,000

FON.B — Monthly trading activity for 2003

Date	Open	High	Low	Close	Volume*

Dec	5.35	5.60	4.70	5.05	173,990
Nov	5.75	6.25	5.15	5.29	233,255
Oct	3.40	5.70	3.30	5.55	624,077
Sep	4.00	4.00	3.28	3.45	357,461
Aug	4.10	4.27	3.51	3.90	221,250
Jul	3.45	5.00	3.30	4.15	229,727
Jun	3.26	4.40	2.50	3.45	141,176
May	3.10	3.60	2.95	3.30	43,028
Apr	1.98	3.10	1.80	3.10	117,466
Mar	1.48	2.30	1.25	1.95	20,704
Feb	1.25	2.25	1.15	1.50	39,875
Jan	1.06	1.45	1.00	1.21	66,404

*	Average daily volume

DIRECTORS AND EXECUTIVE OFFICERS

Directors

      The name, municipality of residence, position with the Company and principal occupation for the last five years of each of the current directors and executive officers of the Company are as follows:

			Number of shares of the Company
			beneficially owned, directly or
			indirectly, or over which control or
			direction is exercised as at
			March 24, 2004

		Period*			Number of
Name and Position and/or		Served		Class B	Deferred
Office with the Company and	Principal Occupation, Business or Employment and	as a	Common	Non-Voting	Share
Significant Affiliates	Name and Principal Business of Employer	Director	Shares	Shares	Units(**)

WILLIAM W. LINTON President and Chief Executive Officer Toronto, ON Canada	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) • previously President and Chief Executive Officer, Prior Data Sciences, Inc.; Executive VP and CFO, SHL Systemhouse Inc.	2000	186,216	17,000	0
S. DENNIS BELCHER(1)(7) Oakville, ON Canada	Corporate Director, Foamex International Inc.; Richtree Inc.; Vialet Holdings (Bermuda) Ltd., (financial services) • previously Executive Vice President, The Bank of Nova Scotia	2002	NIL	NIL	2,938.8
ROBERT M. FRANKLIN(2)(3) Toronto, ON Canada	Chairman and Corporate Director Placer Dome Inc., (mining)	2002	25,000	15,000	734.7

			Number of shares of the Company
			beneficially owned, directly or
			indirectly, or over which control or
			direction is exercised as at
			March 24, 2004

		Period*			Number of
Name and Position and/or		Served		Class B	Deferred
Office with the Company and	Principal Occupation, Business or Employment and	as a	Common	Non-Voting	Share
Significant Affiliates	Name and Principal Business of Employer	Director	Shares	Shares	Units(**)

ROBERT T.E. GILLESPIE(2)(5) Mississauga, ON Canada	Chairman and Chief Executive Officer, General Electric Canada Inc. (manufacturing, technology)	1999	NIL	10,000	2,938.8
WENDY A. LEANEY(1)(3) Toronto, ON Canada	President, Wyoming Associates Ltd., (investment and consulting), Corporate Director of Corus Entertainment Inc. (media, broadcasting) and Canadian Western Bank (commercial banking) • previously Managing Director of the Communications Group for TD Securities Inc.;	2002	22,000	NIL	0
DAVID A. RATTEE(1)(6) Toronto, ON Canada	Chairman, President & Chief Executive Officer, CIGL Holdings Ltd.; President and Chief Executive Officer MICC Investments Limited (investment)	2002	750	NIL	2,938.8
LAWRENCE G. TAPP Chairman Langley, BC Canada	Chairman Call-Net Enterprises Inc. (telecommunications) • previously Dean, Richard Ivey School of Business, University of Western Ontario (business education)	1996	NIL	10,294	1,469.4
JOSEPH H. WRIGHT(2)(3) Toronto, ON Canada	Corporate Director, Loblaw Companies Limited; President’s Choice Bank; Chairman & Trustee, O&Y REIT; Chairman & Director, Hip Interactive Inc. (investment) • previously President and Chief Executive Officer Swiss Bank (Canada); Managing Partner, Crosbie & Company Inc.	2002	1,000	10,000	1,469.4
ARTHUR B. KRAUSE(1)(4) Leawood, Kansas, U.S.A.	Corporate Director, Westar Energy (electric power) and Inergy MLP (propane distribution) • previously Executive Vice President, Chief Financial Officer, Sprint Corp. (telecommunications)	1999	NIL	NIL	0
LESLIE H. MEREDITH(3)(4) Kansas City, Missouri, U.S.A.	Vice President Mergers & Acquisitions & Risk Management Sprint Corp. (telecommunications)	2002	NIL	NIL	0

Notes:

*	All directors’ terms expire at the end of each Annual General Meeting, held each year.

**	Directors may elect to take up to 100% of their annual retainer in the form of Deferred Share Units pursuant to the Deferred Share Unit Plan adopted in 2003.

(1)	Denotes member of the Audit Committee of the Board of Directors.

(2)	Denotes member of the Corporate Governance and Nominating Committee of the Board of Directors.

(3)	Denotes member of the Compensation and Human Resources Committee of the Board of Directors.

(4)	Denotes directors elected by Sprint as the holder of a Preferred Share.

(5)	Mr. Gillespie was a director of Bramalea Inc. at the time it filed for protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on April 1, 1995.

(6)	Mr. Rattee was a director of TDZ Holdings Inc. from April 1999 to August 2001. On July 21, 2001, various provincial securities commissions issued orders ceasing the trading of TDZ Holdings Inc.’s shares as a result of a failure to file December 31, 2000 and March 31, 2001 financial statements within the prescribed filing periods. Such financial statements were subsequently filed and the order was lifted. On February 26, 1997 CIGL Holdings Ltd., a company of which Mr. Rattee was a director and officer, obtained court approval in respect of a proposal filed under the Bankruptcy and Insolvency Act (Canada).

(7)	Mr. Belcher is currently a director of Slater Steel Inc., which filed for protection under the CCAA on June 2, 2003. Mr. Belcher was also a director of Consumers Packaging Inc. at the time it filed for protection under the CCAA on May 23, 2001. On January 20, 2003, various provincial securities commissions issued orders ceasing the trading of Consumers Packaging Inc.’s shares as a result of a failure to file December 31, 2001 and September 30, 2001, March 31, 2002, June 30, 2002 and September 30, 2002 financial statements within the prescribed filing periods. In addition, Mr. Belcher was a director of White Rose Crafts and Nursery Sales Ltd. immediately prior to its voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) on June 20, 2002. Finally, Mr. Belcher is a director of Richtree Inc. which was subject to a cease trade order in 2003. On February 26, 2004 the cease trade order was lifted.

Executive Officers

		Number of shares of the
		Company beneficially
		owned, directly or
		indirectly, or over which
		control or direction is
		exercised as at March 24,
		2004

			Class B
		Common	Non-Voting
Name of Officer	Office Held	Shares	Shares

WILLIAM W. LINTON Toronto, ON Canada	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) • previously President and Chief Executive Officer, Prior Data Sciences, Inc.; Executive VP and CFO, SHL Systemhouse Inc.	186,216	17,000
LAWRENCE G. TAPP Langley, BC Canada	Chairman Call-Net Enterprises Inc. (telecommunications) • previously Dean, Richard Ivey School of Business, University of Western Ontario (business education)	0	10,294

		Number of shares of the
		Company beneficially
		owned, directly or
		indirectly, or over which
		control or direction is
		exercised as at March 24,
		2004

			Class B
		Common	Non-Voting
Name of Officer	Office Held	Shares	Shares

DUNCAN McEWAN Toronto, ON Canada	Chief Operating Officer Call-Net Enterprises Inc. (telecommunications) • previously CEO, NorthPoint Canada; COO, President & CEO, Canadian Satellite Communications (Cancom)	50,333	18,000
ROY GRAYDON Toronto, ON Canada	Executive Vice President & Chief Financial Officer Call-Net Enterprises Inc. (telecommunications) • previously Managing Partner, VGC Capital Partners, Vice President, Relationship Investing, Ontario Teachers’ Pension Plan Board	5,050	10,000
GEORGE MALYSHEFF Toronto, ON Canada	Senior Vice President, Chief Legal Counsel and Corporate Secretary Call-Net Enterprises Inc. (telecommunications) • previously Senior Advisor, Wealth Management, Royal Bank Financial Group	8,000	20,500
GREG McCAMUS Oakville, ON Canada	President, Business Solutions Sprint Canada Inc. (telecommunications) • Sr. Vice President, NorthPoint Canada, Sr. Vice President Wholesale, Carrier & New Ventures, AT&T Canada	8,000	21,050
DAVID BOWDEN Toronto, ON Canada	President, Consumer Services Group & SOHO Sprint Canada Inc. (telecommunications) • President and Managing Director, Empori.com Inc. (Division of Oxford Property; General Manager, Labatt/ Interbrew (Cuba)	2,775	14,000
ERIC DOBSON Toronto, ON Canada	President, Call-Net Carrier Services Sprint Canada Inc. (telecommunications)	20,575	124,090
JEAN BRAZEAU Toronto, ON Canada	Senior Vice President, Regulatory Affairs and Strategic Partnerships Call-Net Enterprises Inc.	1,105	6,350

      The directors and executive officers of the Company own, directly or indirectly a total number of 330,804 Common Shares and 259,984 Class B Non-Voting Shares which represent 8% and 0.8% respectively of the issued and outstanding shares.

LEGAL PROCEEDINGS

      On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 million held in trust under a “change in control agreement” with certain former senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. The funds held in trust by the Company were released later that year. The Company vigorously defended its interests at the appeal held on February 17, 2004. On February 20, 2004 the Court of Appeal issued a written judgement upholding the trial judge’s findings and dismissing the appeal. The Appellants now have sixty days in which to seek further leave to appeal to the Supreme Court of Canada.

      In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      On March 17, 2004, the Board of Directors of the Corporation, on the recommendation of the Audit Committee, approved the appointment of KPMG LLP as new auditors of the Corporation effective March 22, 2004, subject to receipt of a letter of resignation from Ernst & Young of same date. In accordance with National Policy No. 31 (“NP 31”), the Corporation sent to each of Ernst & Young, its former auditors, and KPMG LLP a notice of change of auditors (the “Notice of Change”). The Corporation received from Ernst & Young and KPMG LLP a response letter (collectively, the “Response Letters”). On March 22, 2004, after reviewing the Notice of Change and Response Letters, confirmed the change of auditors to KPMG LLP and a written confirmation to this effect was executed by the Chief Financial Officer (the “Confirmation”). A reporting package consisting of the Notice of Change, Response Letters and Confirmation (the “Reporting Package”) was filed with the appropriate securities commissions in Canada and sent to Ernst & Young and KPMG LLP. The Reporting Package (a copy of which is attached as Schedule “C” hereto as required by NP 31) provided that there were no disagreements with the Corporation’s former auditors on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

      The registrar and transfer agent for the Common Shares and Class B Non-Voting Shares is CIBC Mellon Trust Company at its principal offices in the City of Toronto.

ADDITIONAL INFORMATION

(1)	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2)	Additional information concerning the Company including directors’ and officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Proxy Circular dated March 24, 2004 for the annual and special meeting of shareholders to be held on May 6, 2004.

(3)	Additional financial information is provided in the Company’s consolidated financial statements as at December 31, 2003 and the accompanying report of auditors thereon, as well as any interim financial statements issued since that time and Management’s Discussion and Analysis. Copies of such documents as well as the Company’s Annual Information Form (“AIF”) may be obtained, upon request, from the Secretary of the Company.

(4)	(a) The Company will provide to any person, upon request to the Secretary of the Company, when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the following:

	(i)	one copy of the AIF, together with one copy of any document, or the pertinent pages of any documents incorporated by reference in the AIF;

	(ii)	one copy of the comparative financial statements for the most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements subsequent to the financial statements for its most recently completed financial year;

	(iii)	one copy of the information circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and

	(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clause 4 (a) (i), (ii) and (iii) above; or

(b)	at any other time, one copy of all documents referred to in clause 4 (a) (i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

GLOSSARY

      Set forth below are the meanings of certain terms used in this Annual Information Form.

ADSL (Asymmetrical Digital Subscriber Line) means an Internet and network access technology providing speeds of up to 50 times standard phone line Internet access.

ASP (Application Solutions Provider) means an e-commerce provider of business solutions via the Internet, including application hosting and remote access services.

ATM (Asynchronous Transfer Mode) means a data services technology which allows the transmittal of many small, fixed-sized cells of data at very high-speeds.

Broadband means a network capable of transporting voice, data and IP services at higher capacities than traditional telephone networks.

CLEC (Competitive Local Exchange Carrier) means a CRTC authorized provider of telecommunications services in Canada.

CPE means customer provided equipment, or customer premises equipment.

CRTC (Canadian Radio-television and Telecommunications Commission) means the governmental body in Canada which oversees the regulation of the telecommunications industry.

DBRS means Dominion Bond Rating Service Limited.

DSL (Digital Subscriber Line) means a family of evolving digital services provided over local switched telephone networks generally associated with high-speed Internet services.

DWDM means Dense Wave Division Multiplexing.

Ethernet means a network standard of communication using either coaxial or twisted pair cable. It is the most widely used form of LAN communication. Ethernet provides for transmission speeds ranging from 10 Megabits (million bits) per second (Mbps) to speeds in the Gigabit (billion bits) per second (Gbps) range.

Equal Ease of Access means interconnection with ILEC toll offices in a manner which is equivalent to long distance service provided by an ILEC (i.e., with no requirement for extra dialing by the subscriber).

EVS means Enhanced Voice Services.

FCC (Federal Communications Commission), means an independent agency of the United States (U.S.) federal government charged under the Communications Act of 1934, as amended, and the Telecommunications Act (U.S.) (collectively “the Communications Act”).

IFL means International Facilities Licence.

ILEC (Incumbent Local Exchange Carrier) means one of the telecommunications providers in Canada which operated prior to the deregulation of the long distance market in 1992, in respect of the geographic market in which the carrier then provided telecommunications services.

Incumbent means former monopoly phone companies (those Canadian telecommunications companies which were members of the alliance known as Stentor, prior to its break-up).

IP Network means an infrastructure dedicated to the transport, routing and management of Internet protocol data.

IP VPN (Internet Protocol — Virtual Private Network) means a service used to connect branch offices and remote workers over a single provider’s IP network or through several networks (the Internet). Data traverses a public data infrastructure, but offers the appearance, functionality and usefulness of a dedicated network.

IRU (Indefeasible Right of Use) means a long-term right to use a fibre optic facility, including a right to use underlying rights and support structures.

ISP means Internet service provider.

IVR means Interactive Voice Response.

IXC means Interexchange Carrier.

LAN (Local Area Network) means a short distance data communications network (typically within a building or campus) used to link together computers and peripheral devices under some form of standard protocol.

LEC (Local Exchange Carrier) means a telecommunications company offering local services.

LMCS (Local Multi-point Communications System) means a line-of-sight broadband wireless service capable of carrying basic and advanced communications services.

LNP means Local Number Portability.

Local Services means the Canadian local telephone services, including local network services (such as dial tone, enhanced calling features and data services), network access services and other services (such as the publication of telephone directories).

MAN means operational Metro Area Network.

MNS (Managed Network Services) means the outsourcing to a telecommunications provider of certain complex hosting solutions including enterprise network monitoring, network security and network architecture, design and implementation.

MPLS (multi protocol label switching) means that it provides secure, any-to-any intranet connectivity and improved network performance.

NAS means Network Access Service.

PCS (Personal Communications Service) means a low-powered wireless communications technology similar to cellular.

PRI means primary rate interface.

PUCs (Public Utilities Commissions) means Telecommunications services providers in the United States who are also regulated at the state level by state public utilities commissions and/or other authorities.

SDSL means symmetrical DSL.

SME (Small and Medium-sized Enterprise) means businesses ranging in size from 5 to 500 employees, requiring a range of communications products.

SOHO (Small Office, Home Office) means the customer segment made up of businesses with fewer than 10 employees requiring unique communications solutions.

SONET (Synchronous Optical Network) means an international standard for transmitting digital signals over fibre optic networks.

Stentor means Stentor Canadian Network Management, an organization formed by the nine major provincial and regional Canadian telephone companies, and Telesat Canada, the monopoly provider of satellite broadcasts in Canada.

TLS (Transparent LAN Service) means a service that provides connectivity between a company’s remote LANs without the need for conversion of LAN data to a different Wide Area Network protocol (such as frame relay). All users appear to be on the same LAN regardless of their location.

TSR means Total Subsidy Requirement.

xDSL means Overall Digital Subscriber Line.